EXHIBIT 12

ARAMARK CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (A)

(In thousands)

	Fiscal Year Ended
	October 1,		September 29,		September 28,		September 27,		October 3,
	1999		2000		2001		2002		2003
Income from continuing operations before income taxes and minority interest	$204,017		$238,326		$262,248		$393,149		$409,553
Fixed charges, excluding capitalized interest	171,870		186,976		199,225		182,112		193,049
Other, net	(4,171)		(3,359)		(4,433)		(7,810)		(12,811)

Earnings, as adjusted	$371,716		$421,943		$457,040		$567,451		$589,791

Interest expense	$138,718		$148,260		$156,234		$137,532		$144,649

Portion of operating lease rentals representative of interest factor	33,152		38,716		42,991		44,580		48,400

Fixed charges	$171,870		$186,976		$199,225		$182,112		$193,049

Ratio of earnings to fixed charges	2.2	x	2.3	x	2.3	x	3.1	x	3.1	x

(A)	For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).